UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated February 11, 2026, announcing preliminary financial results for the quarter ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: February 11, 2026	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q4 2025

SFL Corporation Ltd.

Preliminary Q4 2025 results and quarterly cash dividend of $0.20 per share

SFL Corporation Ltd. (“SFL” or the “Company”) today announced preliminary financial results for the quarter ended December 31, 2025.

Highlights
•88th consecutive quarterly dividend declared: $0.20 per share
•Total operating revenues of $176 million, of which approximately 87% was from shipping and 13% from energy
•Adjusted EBITDA1 of $109 million, including $8 million from associated companies
•Reported net loss of $4.7 million, or $0.04 per share
•$52 million net proceeds from the sale of two 2015 built Suezmax tankers, with deliveries in December and February
•$23 million aggregate investment in two 2020 built Suezmax tankers, with exposure to a very strong tanker market

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.20 per share. The dividend will be paid on or around March 30, 2026. The record date and ex-dividend date on the New York Stock Exchange will be March 12, 2026.

Results for the Quarter ended December 31, 2025

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $176 million in the fourth quarter of 2025. This figure is lower than the cash received as it excludes approximately $8 million of charter hire2 which is not classified as operating revenues pursuant to U.S. GAAP, but as ‘investment in associates’ for accounting purposes.

The net result in the fourth quarter was impacted by non-recurring or non-cash items, including net positive mark-to-market effects from hedging derivatives of $0.6 million, positive mark-to-market effects from equity investments of $0.7 million and an increase of $0.2 million on credit loss provisions. There was also a $11.3 million net gain on sale of a Suezmax tanker in the quarter, and the Company expensed a $23 million fee relating to the release of the charters for the two Suezmax tankers SFL Albany and SFL Fraser.

Reported net loss pursuant to U.S. GAAP for the fourth quarter was $4.7 million, or $0.04 per share.

___________________________
1 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.
2 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

Business Update

As of December 31, 2025, the contracted fixed rate charter backlog3 from the Company’s fleet of vessels including newbuildings under construction was approximately $3.7 billion with a weighted remaining charter term of 6.5 years. Approximately 66% of the fixed rate charter backlog is to customers with an investment grade credit rating, illustrating the strength of our charter portfolio.

In the fourth quarter of 2025, the Company’s fleet generated gross charter hire4 of $176 million, including approximately $1.2 million of profit share.

	Q4 2025			Q3 2025
	Charter hire[4]	Operating days[5]	Utilization[6]	Charter hire[4]	Operating days[5]	Utilization[6]
Container	$81m	2,267	99%	$82m	2,301	100%
Car Carrier	$26m	641	100%	$23m	610	95%
Tanker	$42m	1,624	99%	$44m	1,640	99%
Bulker	$3m	184	100%	$6m	368	98%
Energy	$23m	92	50%	$24m	92	50%

At the end of the fourth quarter, SFL agreed to sell the two 2015 built Suezmax tankers SFL Ottawa and SFL Thelon, with aggregate net proceeds estimated at approximately $52 million after repayment of associated debt and payment in accordance with a pre-agreed profit share arrangement.

SFL Ottawa was delivered in December and the Company booked a gain of approximately $11.3 million in the fourth quarter. SFL Thelon was delivered in February, and SFL expects to record a gain on sale of approximately $11.5 million in the first quarter.

The Company also agreed to release the charters on the 2020 built Suezmax tankers SFL Albany and SFL Fraser against a compensation of $11.5 million per vessel, rather than selling the vessels in the market to a third party. The vessels are currently employed in a very strong spot market and the Company may look for longer term employment opportunities at a later stage.

SFL is committed to efficiency and sustainability and has carried out a comprehensive vessel retrofit and upgrade program in close cooperation with customers. These projects enhance vessel performance and reduce environmental impact, and total investments since 2023 have reached nearly $110 million. The Company has also invested significant amounts in vessels with LNG dual-fuel capability, including newbuilds on order.

Financing and Capital Expenditure

As of December 31, 2025, cash and cash equivalents amounted to $151 million. In addition, the Company had approximately $46 million available under undrawn credit lines.

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3 Fixed rate backlog as of December 31, 2025 includes fully owned vessels, rigs and 100 % of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The contracted fixed rate charter backlog excludes charterers’ extension options.
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
5 For vessels “operating days” equals calendar days less days for technical off hire, dry dock or yard stay. For rigs “operating days” equals days on rate or in transit covered by mobilisation fees less days off hire and time spent in port not on drilling rate.
6 Utilization means Operating days divided by calendar days.

At quarter end, the Company had unencumbered assets with a market value of more than $300 million based on broker estimates.

The Company has five 16,800 teu container vessels under construction with scheduled delivery in 2028 and remaining capital expenditures of approximately $850 million. These remaining yard instalments are due closer to delivery and expected to be financed by pre- and post-delivery credit facilities. The vessels are chartered out on ten year fixed rate time charters to a world leading container line, commencing immediately upon their respective deliveries.

Corporate and Other Matters

The Company’s Board of Directors has authorized the repurchase of up to an aggregate of $100 million of the Company's common shares from time to time, valid until June 2026, with approximately $80 million remaining under the program.

The Company also has dividend reinvestment (“DRIP”) and “at-the-market” (“ATM”) offering programs, pursuant to which it may sell up to 10 million and $100 million of its common shares, respectively, from time to time.

Any of the above referenced transactions, including sale or repurchase of shares will be at the discretion of the Company and the timing, including the amount of any sale or repurchase of shares, as applicable, will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obligated under the terms of any board authorization, including in respect of an ATM, a DRIP or a share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact, world events, political instability, international sanctions or international hostilities, and potential physical disruption of shipping routes as a result thereof, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other important restrictions, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

February 11, 2026

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Aksel C. Olesen, Chief Financial Officer: +47 23114036

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
FOURTH QUARTER 2025 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2025
except per share data)	2025	2025	(unaudited)

Charter revenues: sales-type leases (excluding charter hire treated as Repayments)(1)	—	31	951
Charter revenues: operating leases and rig revenue contracts	169,495	173,399	713,195
Profit share income	1,194	1,809	5,604
Other operating income	4,818	2,968	13,291
Total operating revenues	175,507	178,207	733,041
(Loss)/gain on sale of vessels and settlement of charters	(11,702)	288	(7,172)

Vessel and rig operating expenses	(70,951)	(68,914)	(301,768)
Administrative expenses	(4,746)	(3,933)	(18,332)
Depreciation	(56,296)	(56,927)	(234,998)
Vessel impairment charge	—	—	(34,093)
Total operating expenses	(131,993)	(129,774)	(589,191)

Operating income	31,812	48,721	136,678

Results in associates	612	608	2,366
Interest income from associates	1,150	1,150	4,563
Interest income, other	3,355	3,029	10,218
Interest expense	(42,938)	(45,522)	(180,527)
Interest and valuation gain/(loss) on non-designated derivatives	1,330	(246)	(1,478)
Gain/(loss) on investments in debt and equity securities	729	558	(39)
Other financial items	53	202	3,670
Taxes	(756)	133	(1,882)
Net (loss)/income	(4,653)	8,633	(26,431)

Basic (loss)/earnings per share ($)	(0.04)	0.07	(0.20)

Weighted average number of shares(2)	132,797,785	132,752,459	133,063,652
Common shares outstanding(2)	132,797,785	132,797,785	132,797,785
(1)‘Charter revenues: sales-type leases’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type leases’ under US GAAP, which for the three months ended December 31, 2025 was $0.0 million (three months ended September 30, 2025: $0.0 million; full year 2025: $4.0 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 2.3 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FOURTH QUARTER 2025 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2024
(in thousands of $)	2025	2025	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	150,829	278,231	134,551
Investment in marketable securities	4,146	3,448	3,736
Amount due from related parties	6,941	6,029	5,201
Investment in sales-type leases, current portion	—	—	35,135
Other current assets	97,302	92,892	137,395

Long term
Vessels, rigs and equipment, net	3,122,633	3,209,225	3,552,298
Capital improvements, newbuildings and vessel deposits	181,074	184,433	162,254
Investment in associates(2)	15,832	15,955	16,382
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	14,386	15,398	15,817

Total assets	3,638,143	3,850,611	4,107,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	605,943	813,119	689,045
Amount due to related parties	1,303	2,021	1,296
Other current liabilities	103,079	89,072	137,516

Long term
Long term interest bearing debt, net of deferred charges	1,960,533	1,947,419	2,150,417
Other long term liabilities	6,423	7,388	1,073

Stockholders’ equity	960,862	991,592	1,128,422

Total liabilities and stockholders’ equity	3,638,143	3,850,611	4,107,769
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
FOURTH QUARTER 2025 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2025
	2025	2025	(unaudited)
OPERATING ACTIVITIES
Net (loss)/income	(4,653)	8,633	(26,431)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,883	59,082	243,449
Vessel impairment charge	—	—	34,093
Adjustment of derivatives to fair value recognised in net income	(600)	1,063	4,646
(Gain)/loss on investments in debt and equity securities	(729)	(558)	39
Results in associates	(612)	(608)	(2,366)
Loss/(gain) on sale of vessels and settlement of charters	11,702	(288)	7,172
Repayment of investment in sales-type leases	—	—	4,021
Other, net	3,838	3,428	12,438
Change in operating assets and liabilities	6,729	(3,911)	13,082
Net cash provided by operating activities	74,558	66,841	290,143

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(4,133)	(18,258)	(70,482)
Proceeds from sale of vessels and settlement of charters	26,086	163,361	235,574
Net cash provided by investing activities	21,953	145,103	165,092

FINANCING ACTIVITIES
Proceeds from long and short term debt	—	—	244,042
Repayment of long and short term debt	(197,203)	(62,645)	(527,287)
Repurchase of Company bonds	—	—	(11,144)
Expenses paid in connection with securing finance	(150)	(339)	(3,168)
Net cash flows on swaps	—	—	(6,265)
Cash paid for shares repurchased	—	—	(10,025)
Cash dividends paid	(26,560)	(26,549)	(125,110)
Net cash used in financing activities	(223,913)	(89,533)	(438,957)

Net increase/(decrease) in cash and cash equivalents	(127,402)	122,411	16,278
Cash and cash equivalents at beginning of period	278,231	155,820	134,551
Cash and cash equivalents at end of period	150,829	278,231	150,829

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2025 (UNAUDITED)

Condensed income statement data for the three months ended December 31, 2025

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	4,008
Interest expense, related party(2)	(574)
Interest expense, other	(2,852)
Other items	30
Net income (3)	612
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended December 31, 2025 was $3.8 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended December 31, 2025, the Company recorded approximately $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income’ from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’

Condensed balance sheet data as of December 31, 2025

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,505
Investment in direct financing leases including current portion	205,965
Total assets	208,470

Short term and long term portions of lease liability	168,995
Other current liabilities	1,188

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	15,832

Total liabilities and stockholder's equity	208,470
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

SFL CORPORATION LTD.
FOURTH QUARTER 2025 (UNAUDITED)

Shipping and Energy condensed income statement data for the three months ended December 31, 2025

INCOME STATEMENT	Shipping	Energy	Total
(in thousands of $)
Total operating revenues	152,038	23,469	175,507
Loss on sale of vessels and settlement of charters	(11,702)	—	(11,702)
Total operating expenses	(95,643)	(36,350)	(131,993)
Operating income/(loss)	44,693	(12,881)	31,812

Interest expense	(36,940)	(5,998)	(42,938)
Other non-operating items	6,499	730	7,229
Taxes	—	(756)	(756)
Net income/(loss)	14,252	(18,905)	(4,653)

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FOURTH QUARTER 2025 (UNAUDITED)

Adjusted EBITDA data for the three months ended December 31, 2025

ADJUSTED EBITDA	Shipping	Energy	Total	49.9% owned
(in thousands of $)				associates

Net cash provided by/(used in) operating activities	(43,615)	118,173	74,558	4,235
Non cash movements in other assets and liabilities	111,518	(120,939)	(9,421)	193
Interest related to Non- Designated Derivatives	(730)	—	(730)	—
Interest expense excl. amortization of deferred charges	35,601	5,596	41,197	2,852
Interest income, other	(2,463)	(828)	(3,291)	—
Interest (income)/expense from associates	(1,150)	—	(1,150)	574

Adjusted EBITDA (1)	99,161	2,002	101,163	7,854
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments